April 15, 2019

Jay Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
777 South Flagler Drive
West Palm Beach, Florida 33401

       Re: Affiliated Managers Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 1-13459

Dear Mr. Horgen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:    Louis Somma